

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 20, 2014

<u>Via E-mail</u>
Eddie Aruda
President
Source Gold Corp.
200 S. Virginia Street
8th Floor
Reno, NV 89501

> **Re: Source Gold Corp.**
> **Form 8-K**
> **Filed October 16, 2014**
> **File No. 000-54840**

Dear Mr. Aruda:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 8-K filed October 16, 2014</u>

1.   We note that your disclosures represents that you have not had any disagreements with your former auditor through the two most recent fiscal years ended July 31, 2013. Please revise to disclose whether you have had any disagreements through the most recent reporting period that has elapsed prior to their dismissal. We understand that you dismissed your former auditor on October 16, 2014 and as a result, your most recent interim period would be the fiscal year ended July 31, 2014.

2. We remind you to file a letter from your former accountant as an exhibit to the revised Form 8-K within ten business days after the initial filing of the Form 8-K, which addresses the Commission stating whether it agrees with the statements made by you in response to the disclosures required by Item 304(a) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filing;

- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have questions regarding these comments and related matters, please contact me at 202-551-3796.

Sincerely,

/s/ Myra Moosariparambil

Myra Moosariparambil
Staff Accountant